Part II

Item 2a

 Yes

LNI branded affiliates outside of the United States (collectively, the LNI BD Affiliates) ~~send~~ route orders on an agency basis on behalf of their clients ~~orders~~ in U.S. symbols to ~~LNI for execution~~the H2O ATS. ~~. Orders sent by the LNI BD Affiliates to LNI may be routed to and receive executions in the H2O ATS.~~ The LNI BD Affiliates do not have their own MPIDs.

1. Liquidnet Asia Limited - broker-dealer, agency, no MPID.
2. Liquidnet Australia Pty Ltd. - broker-dealer, agency, no MPID.
3. Liquidnet Canada Inc. - broker-dealer, agency, no MPID.
4. Liquidnet Europe Limited - broker-dealer, agency, no MPID.
5. Liquidnet Japan Inc. - broker-dealer, agency, no MPID.
6. Liquidnet Singapore Pte Ltd - broker-dealer, agency, no MPID.
7. TP ICAP Europe SA - broker-dealer, agency, no MPID.

TP ICAP Global Markets Americas LLC (TPIGMA) is an affiliated broker-dealer registered with the SEC and FINRA and may route orders on an agency basis to the H2O ATS as a liquidity partner (LP) (see definition of Liquidity Partners in Item 2b of Part III), with the same access to liquidity and functionality as any third-party LP. TPIGMAs MPIDs are GARC, PATR, PBON, PFPI, and TPFS.

The ~~foreign~~ LNI BD Affiliates identified above may similarly onboard ~~TP ICAP Group foreign securities dealers as~~Members, Customers and LPs as Participants in their respective regions utilizing their own jurisdictional standards. ~~.~~ LNI treats orders from LNI BD Affiliates Participants in an equivalent manner as if they are LNI Participants. For example, a Member of Liquidnet Asia Limited will be considered as a Member with the same access.

Item 7b

Yes

Liquidnet Transparency Controls (described in the response to Item 7.a. of this Part II) involves two categories of settings: one category of setting relates to liquidity sources; the other category of setting relates to data usage. This response focuses on the settings in Liquidnet Transparency Controls that relate to data usage.

There are four settings in Liquidnet Transparency Controls that relate to data usage, as follows:

1. LNI community advertising. LNI community advertising refers to any trade advertising that is limited to LNI Members and Customers. Examples of community trade advertising are advertising through Liquidnet 5, LNI sales coverage, and third-party EMSs and OMSs of Members and Customers ~~and Member and Customer chat rooms~~. By default, Members and Customers are opted-in to intra-day (including real-time) LNI community advertising of their trades. Through Liquidnet Transparency Controls, Members and Customers can opt-out of intra-day LNI community advertising of their trades.

2. External trade advertising. External trade advertising refers to any trade advertising that is not limited to LNI Members and Customers. External trade advertising includes Bloomberg advertising. By default, Members and Customers are opted-in to intra-day (including real-time) external advertising of their trades. Through Liquidnet Transparency Controls, Members and Customers can opt-out of intra-day external advertising. After T+20, LNI can disclose executed trades to current and prospective Members and Customers, regardless of whether the parties to the trade have opted out of community or external advertising.
3. Trading Desk personnel have access to execution data. By default, Trading Desk personnel can view all executions by the Participants that they cover, regardless of the order type. A Member or Customer can elect through Liquidnet Transparency Controls to restrict Trading Desk personnel to only view the Members or Customers algo executions (including surge capture and residuals).
4. Targeted invitations. A ~~Qualifying~~ qualifying Member elects whether to receive targeted invitations through Liquidnet 5. Participation in this functionality is subject to opting-in through Liquidnet Transparency Controls because the sender of a manual targeted invitation is notified whether there is at least one recipient for the targeted invitation.

The only Participants that can make elections through Liquidnet Transparency Controls are Members and Customers. LPs cannot make elections through Liquidnet Transparency Controls and cannot opt-out from intra-day LNI community and external advertising, subject to the following exceptions:

* Transition managers can make elections through Liquidnet Transparency Controls
* LNI, at its sole discretion, may grant LPs with the option to opt-out of intra-day external advertising and instead opt-in to the least aggressive option available for external advertising in those markets.

Participants cannot opt-out from LNI community advertising after T+20. In other words, after T+20, LNI can disclose any executions to any existing or prospective Member or Customer.

Regardless of any opt-in, LNI does not identify the Participant in any of the communications described above.

Upon request by a Member or Customer, LNI may, in its sole discretion, limit access by Trade Coverage and Trading Desk personnel to a Members or Customers order and execution data.

Part III

Item 2b

Yes

To access the H20 ATS, whether by way of a direct connection or otherwise, a Participant must be on-boarded to trade equities at LNI. In order to be on-boarded and active, any required on-boarding agreements applicable to the proposed trading relationship for that type of Participant must be signed or acknowledged by the Participant, LNI must have completed its know-your-customer requirements, Participant must submit appropriate financial information; specifically, total assets and assets under management for institutional clients and net capital for broker-dealers, and LNI must have given the Participant a limit required under the Securities Exchange Act Rule 15c3-5. LNI's clearing firm, Goldman Sachs, must consent to any entity becoming a Member or Customer of the ATS.

For the purposes of this Form ATS-N, all Participants of H20, i.e., direct and indirect Participant, LNI Business Units, and LNI Affiliates, are referred to collectively as "Participants." Differences between LNI Business Units and LNI Affiliates, on the one hand, and direct and indirect Participants, on the other, related to ATS eligibility are discussed in Part II, Items 1 and 2. Customers of LNI Affiliates do not have direct access to the H20 ATS.

Participant categories

The ~~participant~~Participant categories for the H2O ATS are as follows:

1. Members
2. Customers
3. Liquidity ~~partners~~Partners~~.~~

There are two categories of Customers:

1. Trading desk and algo customers
2. Automated routing customers

Participation in the H2O ATS can be either direct or indirect. Direct participation means that a ~~participant~~Participant transmits an order directly to the H2O ATS. Indirect participation means that a ~~participant~~Participant transmits a parent order to LNI, and LNI transmits a child order to the H2O ATS; this child order is referred to as an LNI resting order. If an order from a ~~participant~~Participant can access the H2O and Negotiation ATSs, the order is transmitted through LNI as a parent order, and LNI manages interaction with the ~~Liquidnet~~ two ATSs.

A Member can participate directly in the H2O ATS by transmitting a broker block accept. A Member also can transmit a parent order to LNI, and LNI can transmit an LNI resting order to the H2O ATS as a child order of the Members parent order.

A Customer can transmit a parent order to LNI, and LNI can transmit an LNI resting order to the H2O ATS as a child order of the Customers parent order

An LP can participate directly in the H2O ATS by transmitting an LP resting order or an LP IOC order (Standard or Enhanced as described in Item 11.c. of Part III).

Members

A Member is an entity that meets the Member admission and retention criteria ~~set forth below~~, as applicable. A Member must be a buy-side institutional investor, a broker-dealer that is a transition manager, a sell-side firm that is an outsourced dealing services provider, an outsourced trading

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desk, or a broker-dealer acting on an agency basis for buy-side clients only.

Members transmit indications from their OMS or EMS to LNI and manage those indications through Liquidnet 5, which is installed at one or more trader desktops at the Member firm. Indications can be transmitted through a periodic sweep, FIX transmission or other method agreed among LNI, the Member and the OMS vendor, as applicable. OMS is defined to mean software that a Member uses to manage its orders.

Trading desk and algo customers

A trading desk customer or an algo customer interacts with LNI through a method other than through Liquidnet 5. A trading desk customer transmits high-touch orders to the LNI trading desk. An algo customer transmits low-touch orders to LNI, but not through Liquidnet 5. Algo customers typically transmit orders to LNI through their OMS. A trading desk or algo customer must be an institutional investor; a broker-dealer that is a transition manager; or an outsourced trading desk.

Automated routing customers

As an alternative means of accessing LNI and the H2O ATS, buy-side institutions that meet certain applicable Member admission criteria ~~as set forth below~~ can transmit orders (including conditional orders) to LNI and the H2O ATS via their own automated order router. These buy-side institutions can participate directly, through a service provider, or through a routing securities dealer (referred to as an automated routing dealer) as long as the securities dealer identifies the buy-side institution to LNI on an order-by-order basis (through FIX or an equivalent mechanism)~~, subject to the exception below~~. An automated routing customer must be an institutional investor that transmits orders through an internal order router, and an institutional investor that transmits orders through an order router operated by a third-party service provider and are referred to as buy-side automated routing customers. A broker-dealer that transmits orders through an order router on behalf of one or more institutional investors is referred to as automated routing brokers.

~~Liquidnet~~ LNI may, in its sole discretion, permit a broker--dealer acting as an outsourced trading desk on behalf of buy-side institutions to participate as an automated routing dealer even if the dealer does not identify the buy-side institution to ~~Liquidnet~~ LNI on an order-by-order basis.

Liquidity ~~P~~partners

LPs are ~~ATSs, MTFs and~~ registered broker-dealers that transmit IOC (Standard or Enhanced as described in Item 11.c. of Part III) or resting orders to ~~Liquidnet~~ the H2O ATS for execution. LPs include LNI Business units and LNI Affiliates, as described in Part II, Item 2 above. LPs do not have access to Liquidnet 5 or any other ~~Liquidnet~~ LNI desktop trading application. LPs do not interact with the Negotiation ATS. LPs cannot make elections pursuant to Liquidnet Transparency Controls.

LPs include firms that access the ~~Liquidnet System~~H2O ATS via their own or third-party routing infrastructure/algos (known as external LPs) and firms that rely on ~~Liquidnets~~ LNIs technology/algos to access the ~~Liquidnet System~~H2O ATS. As such, LPs also can create algo orders that interact with ~~Liquidnet~~ the H2O ATS as resting orders and also may interact with external venues in the same manner as Customer orders. These algo orders do not interact with the Negotiation ATS.

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Participating in multiple participant categories

A buy-side firm can be both a Member and a Customer. When transmitting orders through Liquidnet 5, a buy-side firm is acting as a Member; when transmitting orders through another method, a buy-side firm is acting as a Customer.

Admission criteria for Members

* A Member must be a buy-side institutional investor (also referred to as an institutional investor or buy-side firm), a broker-dealer that is a transition manager, a sell-side firm that is an outsourced dealing services provider that meets the requirements set forth below, an outsourced trading desk (OTD) that meets the requirements set forth below, or a broker-dealer where all of the following conditions apply:
** the broker-dealer is affiliated with a Liquidnet Member that is an institution
** the traders for the institutional Member act as dual employees of the broker-dealer for purposes of executing institutional-size orders (which can be an aggregation of retail-sized orders)
** the same traders handle both types of orders
** Liquidnet and the broker-dealer have implemented the necessary processes for regulatory reporting. Transition manager means a nationally recognized transition manager in the applicable country or region that acts as a fiduciary in its transition management business. Transition managers are only permitted access to Liquidnet 5 for their transition management order flow.
* Alternatively, an affiliated broker-dealer of a buy-side institutional investor can be a Member if: (A) the affiliated broker-dealer trades only on behalf of the buy-side institution; (B) the buy-side institution and the affiliated broker-dealer satisfy all of the applicable Member conditions below in this section; (C) the affiliated broker-dealer trades only on an agency basis; and (D) the affiliated broker-dealer has no Customers other than its affiliated buy-side institution.
*A Member of Liquidnet Asia, Liquidnet Australia, Liquidnet Japan or Liquidnet Singapore must be a buy-side institutional investor, and (A) in the case of a Member of Liquidnet Asia, a qualified investor, as defined under Hong Kong law, and (B) in the case of a Member located in Singapore, a professional investor, accredited investor or institutional investor.
*A Canadian or US Member must have total equity assets, or total equity assets under management, of US $100 million or more, or the equivalent in another currency (applicable to institutional investors only).
* A Member that provides indications to Liquidnet must have an OMS with which Liquidnet can interface. An OMS is software that a firm uses to manage its order flow.
* A Member must enter into a subscriber agreement and other documentation required by Liquidnet.
* A Member must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time, including any criteria concerning total equity assets or total equity assets under management as Liquidnet may establish in any region from time to time. This also includes Liquidnets compliance with any Customer identification procedure and other anti-money laundering rules and regulations relating to Customer due diligence.
* Liquidnets clearing broker must consent to the institution as a Liquidnet Customer.

Admission criteria for algo and trading desk customers

* An LNI algo or trading desk customer must be: (A) an institutional investor; (B) a broker-dealer that is a transition manager; (C) an outsourced trading desk (OTD) that meets the requirements set forth

below; or (D) an issuers for corporate buybacks.
* A Liquidnet Europe algo or trading desk customer must be: (A) an institutional investor; or (B) a segregated transition manager within a securities dealer.
* A Liquidnet Canada algo or trading desk customer must be an institutional investor.
* A Liquidnet Australia algo or trading desk customer must be: (A) an institutional investor; or (B) a securities dealer that is a transition manager.
* A Liquidnet Asia or Liquidnet Singapore algo or trading desk customer must be (a) a qualified investor, as defined under Hong Kong law and, in the case of a trading desk customer located in Singapore, a professional investor, accredited investor or institutional investor, or (b) an outsourced trading desk for APAC equities that meets the requirements set forth below.
* An algo or trading desk customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.
* Liquidnets clearing broker must consent to the entity as a Liquidnet Customer.

Admission criteria for automated routing customers

* An automated routing customer must be: (A) an institutional investor that transmits orders through an internal order router; (B) an institutional investor that transmit orders through an order router operated by a third-party service provider; or (C) a securities dealer that transmits orders through an order router on behalf of one or more institutional investors. Automated routing customers under (A) and (B) are referred to as buy-side automated routing customers; securities dealers under (C) are referred to as automated routing brokers.
* In addition to the admission and retention criteria set forth in this section: ** Buy-side automated routing customers also must the criteria set forth in the 3rd through 6th and 8th bullets under Admission criteria for Members. ** Customers of an automated routing broker also must meet the criteria set forth in the 3rd through 6th bullets under Admission criteria for Members.
* For an automated routing customer relationship that involves a service provider or securities dealer (a provider), the provider must satisfy Liquidnet, and Liquidnet must determine, that the providers order handling processes will not cause frustration to, or adversely impact, other Liquidnet participants. In making this determination, Liquidnet will take into consideration a variety of factors, including the providers automated routing logic and venue prioritization, use of conditional orders, use of committed orders, data usage and disclosure, risk controls and compliance oversight.
* In the case of a securities dealer transmitting an order on behalf of a buy-side firm, unless otherwise agreed between Liquidnet and the dealer, the securities dealer must identify the buy-side firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism). Liquidnet may, in its sole discretion, permit a broker dealer acting as an outsourced trading desk on behalf of buy-side institutions to participate as an automated routing dealer even if the dealer does not identify the buy-side institution to Liquidnet on an order-by-order basis.
* An automated routing customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.
* Liquidnets clearing broker must consent to the entity as a Liquidnet customer.

Admission criteria for LPs

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* The LP and LNI must enter into and maintain in effect a routing agreement mutually acceptable to the LP and LNI, and the LP must comply with its obligations under the agreement.
* An LP must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.

Low participation Members

On a quarterly or more frequent basis, Liquidnet Sales management, in its discretion, can designate certain Members as low participation Members based on the average number of indications per day transmitted by the Member and/or the Members PAR. Liquidnet notifies a Member by email prior to designating the Member as a low participation Member. See the response to Part III, Item 13.b., for additional detail.

Participants dually-registered as a broker-dealer and investment advisor

LNI treats a dually-registered firm as a buy-side institutional investor where the following conditions have been met: the firm is dually registered as an investment advisor and broker-dealer; the firm settles trades with Liquidnet as a broker-dealer; the firm trades only on behalf of its customers who have entered into investment management agreements with the firm; and the firm only trades for its customers on a discretionary basis.

Institutional investor as an affiliate or division of a bank

An institutional investor can include an affiliate or division of a bank where the affiliate or division conducts an investment or wealth management business. For the purposes of the foregoing, this may include a broker-dealer affiliate of a bank.

Third-party broker routing-back functionality

Where a Member or Customer creates an algo order and LNI utilizes a third-party brokers routing technology, the third-party broker can route all or a portion of the order to the Liquidnet ATSs. In each case, LNI can identify the Member or Customer associated with any such order through an order value provided by LNI to the third-party broker and communicated back to LNI by the third-party broker, but LNI does not disclose to the third-party broker the identity of the Member or Customer.

Outsourced trading desk

Liquidnet may onboard a broker-dealer acting as an outsourced trading desk (OTD) for buy-side firms (including firms that conduct a wealth management business) as (i) a trading desk or algo customer (i.e., no access to the Liquidnet desktop application) or (ii) as a Member (i.e., with access to the Liquidnet desktop application), subject to the following conditions:

* In the case of an OTD onboarded as a trading desk customer, the OTD must meet all admission and retention criteria applicable to a trading desk customer in the relevant region
* In the case of an OTD onboarded as a Member, the OTD must satisfy Liquidnet, and Liquidnet

~~must determine, that the OTDs order handling processes will not cause frustration to, or adversely impact, other Liquidnet participants~~
~~* Unless otherwise agreed between Liquidnet and the OTD, the OTD must identify the buy-side firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism)~~
~~* Unless otherwise agreed between Liquidnet and the OTD, the buy-side firm must enter into an agreement with Liquidnet~~
~~* Liquidnet may settle trades either with the broker-dealer or directly with the buy-side firm (where identified)~~
~~* The OTD acts on an agency-only basis and does not engage in any proprietary trading or market making activity~~
~~* The OTD may also handle transition management business~~
~~*Where the buy-side firm is identified to Liquidnet, Liquidnet will apply Transparency Controls settings based on the settings of the buy-side firm, as applicable.~~

~~The buy-side firm and the outsourced trading desk are both considered trading desk customers or Members, as applicable, (and not LPs) in connection with this arrangement.~~

~~Liquidnet may, in its sole discretion, permit a broker dealer acting as an outsourced trading desk on behalf of buy-side institutions to participate as either a Member or a trading desk customer even if the broker dealer does not identify the underlying buy-side institution to Liquidnet on an order-by-order basis.~~

~~Where an OTD participates as a Member, the OTD shall not disclose information provided through the Liquidnet desktop application to any customer of the OTD other than a customer on behalf of whom the OTD has transmitted orders to Liquidnet; and with respect to any match of indications and any resulting negotiation on behalf of a customer of the OTD (the applicable customer), the OTD will not use any information relating to the contras indication or negotiation activity for the benefit of any customer other than the applicable customer.~~

Item 3a

Yes

LNI can exclude a ~~participant~~ Participant from the ATS services as follows:

1. LNI can exclude a participant if the ~~participant~~ Participant ceases to meet any of the applicable admission criteria for the applicable ~~participant~~ Participant category ~~as set forth in the response to Item 2.b. of this Part III~~.

2. LNI can exclude a ~~participant~~ Participant based on an inadequate level of System usage. Inadequate level of System usage means that the ~~participants~~ Participants trading activity does not generate sufficient revenue to cover the connectivity, market data and other costs involved in supporting the participant.

3. LNI can suspend or terminate a ~~participants~~ Participants participation in the H2O ATS in accordance with LNIs risk management processes, based on credit concerns, material

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disciplinary history, regulatory compliance, System and technical issues, non-compliance with the ~~Liquidnet~~ LNI Trading Rules, and other factors that ~~Liquidnet~~ LNI determines appropriate, subject to ~~Liquidnet~~ LNI acting in a non-discriminatory manner.

4. ~~Liquidnet can~~ LNI determines that a ~~participant~~ Participant is no longer eligible to participate as a Member but is eligible to participate as a Customer based on the participant continuing to meet the Customer admission and retention criteria but not the Member admission and retention criteria (for example, if a ~~participants~~ Participants assets under management falls below any applicable minimum assets under management requirement for Members, as ~~Liquidnet~~ LNI may establish in any region from time to time).

5. LNI can suspend or terminate a Participants participation if it determines that the Participant is engaging in manipulative trading activities or disclosing broker block information to a third party.

6. LNI may disable a Participant from sending conditional orders if LNI determines that the participants firm-up rate is too low; in making this determination, LNI takes into account whether the participants failure to firm-up is having an adverse trading cost impact on other participants.

7. LNI can restrict an LP from displaying broker block opportunities in the H2O ATS if LNI determines that the LP is cancelling orders within a time period that does not provide a contra using LN5 a reasonable opportunity to execute against the LPs orders.

~~Liquidity Watch~~

~~Liquidity Watch is a group within LNIs Compliance Department that monitors for participant non-compliance with the Liquidnet Trading Rules. Liquidity Watch maintains metrics for each participant on their System usage and monitors for patterns of conduct by participants that are adverse to other System users. Examples would be evidence detected by Liquidity Watch that a Member (i) is engaging in manipulative trading activity, or (ii) is disclosing broker block information to a third-party broker. LNI can suspend or terminate a participants participation in the H2O ATS based on such activity. LNI sales and trading personnel have access to these metrics. LP coverage personnel have access to these metrics for LPs.~~

~~Conditional orders~~

~~LNI can disable a participant from sending conditional orders if LNI determines that the participants firm-up rate is too low; in making this determination, LNI takes into account whether the participants failure to firm-up is having an adverse trading cost impact on other participants.~~

~~Automated market surveillance for conditional orders by automated routing customers and LPs~~

When an automated routing customer or LP that transmits conditional orders fails to firm-up for a configured number of times within a configured time period in a particular symbol, the automated routing customer or LP is automatically blocked from matching or executing in that symbol with any contra-indications in the Negotiation ATS and/or from matching or executing in that symbol with any contra-side orders in Liquidnet H2O for a configured time period.

In addition, if an automated routing customer or LP hits a higher threshold of failing to firm-up for a configured number of times within a configured time period in one or more symbols within a trading day, an alert is generated to LNI personnel. Upon receipt of the alert, LNI personnel can block all orders from that automated routing customer or LP for the remainder of the trading day and cancel all orders received by LNI from that Customer or LP that are then outstanding.

The purpose of the blocking described above is to address a technical or workflow issue that results in a pattern of excessive firm-up failures.

LNI sets default configurations for automated routing customers and LPs and can modify them for a specific automated routing customer or LP (for example, based on the overall firm-up rate of the Customer or LP). Liquidnet can update the default configurations from time-to-time. Upon request, LNI will notify any Customer or LP regarding its applicable configurations at that time.

Blocks based on firm-up rate

LNI can block an automated routing customer that uses conditional orders from interacting with another automated routing customer that uses conditional orders where the firm-up rate of one party is substantially below the firm-up rate of the other party when the two parties match. This is for the protection of the party with the higher firm-up rate. LNI can remove the block if LNI determines that the party with the lower firm-up rate has addressed the issues that gave rise to its low firm-up rate.

Restricting display of broker block opportunities

LNI can restrict an LP from displaying broker block opportunities in the H2O ATS if LNI determines that the LP is cancelling orders within a time period that does not provide a contra using LN5 a reasonable opportunity to execute against the LPs orders.

Item 5a

Yes

Any reference to FIX in this document means FIX version 4.0, 4.2 or 4.4. The following are the methods by which orders can be entered directly into the H2O ATS:

1. LPs can transmit IOC (Standard or Enhanced as described in Item 11.c. of Part III) and resting orders directly to the H2O ATS. These orders are transmitted using the FIX protocol.

Classification: Confidential

2. LNI, acting as agent, can access the H2O ATS on behalf of Members that create the following types of orders: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations.

3. LNI, acting as agent, can access the H2O ATS on behalf of Customers that create the following types of orders: algo orders; Liquidnet-only orders; and LN auto-ex orders. The child orders created by LNI as routes of these Member and Customer parent orders are referred to as LNI resting orders. ~~Communication between the Liquidnet desktop trading application and Liquidnets back-end systems is through the SmartSockets protocol.~~ Communication between LNIs internal EMS and the H2O ATS is through the FIX protocol. Communication of parent orders is through FIX or a proprietary communication protocol agreed between LNI and the applicable OMS vendor.

4. LNI, acting as agent, can access the H2O ATS on behalf of LPs that create algo orders. LNIs internal EMS transmits these orders to the H2O ATS using the FIX protocol.

5. Members can transmit broker block accepts directly to the H2O ATS in response to receipt of broker block notifications.~~. Communication between Liquidnet 5 and Liquidnets back-end systems is through the SmartSockets protocol.~~

~~1.~~6. LNI trading desk personnel can enter high-touch orders in the LNI EMS for transmission to the ~~Liquidnet~~ H2O ATSs and other execution venues. These high-touch orders can be algo orders or Liquidnet-only orders. LNIs internal EMS transmits these orders to the H2O ATS using the FIX protocol.

Item 5b

No

Orders transmitted from a ~~participant~~Participants OMS use the FIX protocol or a proprietary communication protocol agreed between LNI and the applicable OMS vendor. ~~Communication between the Liquidnet desktop trading application and Liquidnets back-end systems is through the SmartSockets protocol.~~

Item 5c

Yes

Members can create algo orders, Liquidnet-only orders, LN auto-ex orders, automated negotiation orders, manual targeted invitations and broker block accepts through Liquidnet 5. Members enter these orders manually. Members transmit broker block accepts directly to the H2O ATS; the other order types are parent orders, and LNI can transmit an LNI resting order to the H2O ATS upon receipt of the parent order.

Customers can create algo, Liquidnet-only and LN auto-ex orders through a desktop application that provides a subset of Liquidnet 5 functionality. Customers enter these orders manually. These order types are parent orders, and LNI can transmit an LNI resting order to the H2O ATS upon receipt of the parent order.

Customers can transmit algo and Liquidnet-only orders to LNI. Customers can transmit algo orders from their OMS. They can transmit Liquidnet-only orders from their OMS or from a smart order router. These orders are all transmitted using FIX. Customers can transmit parent orders to the high-touch trading desk using FIX, by instant message (such as Bloomberg chat) or by telephone. These order types are parent orders, and LNI can transmit an LNI resting order to the H2O ATS upon receipt of the parent order.

Auto Order Creation

LNI can provide functionality for a Member where the Member can designate and configure criteria for LNI to automate the creation of a parent order from an indication received by LNI from the Member. The criteria designated by the Member are automatically applied to indications subsequently received from the Member.

The functionality can be configured to apply to select indications based on criteria mutually agreed upon by the Member and LNI. Likewise, attributes of the parent order created are mutually agreed upon by the Member and LNI.

~~LNI will initially offer this functionality on a pilot basis for validation purposes and may proceed to a wider rollout based on the validation. LNI may update the criteria and order attributes from time-to-time.~~

Item 5d

No

Only Members and ~~customers~~ Customers that have access to the ~~Liquidnet~~ LNI desktop trading application can enter orders manually through that application.

Item 6a

Yes

LNI does not offer co-location. LNI offers cross-connects to ~~broker participants~~LPs that have the same data center as LNI. LNI pays for the connectivity costs for any cross-connect for an ~~broker participant~~LP. LNI makes the determination of whether or not to approve a cross-connect request by an ~~broker participant~~LP. LNI would only refuse a cross-connect request if LNI determines that the expected revenue from an ~~broker~~ LP would not cover the costs of the cross-connect or if the ~~broker~~ LP does not have the same data center as LNI.

Item 6c

Yes

LNI seeks to coordinate with its ~~participants~~ LPs to reduce the transmission time for messages between LNI and its ~~participants~~ LPs (for example, updating the hardware for an OMS integration

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server; hosting our integration server; or working with the participant to resolve issues with a third-party extranet). LNI does not provide a specific product or service for this.

Item 6d

No

LNI has different means of connectivity with different ~~participants~~LPs; for example, some ~~participants~~ LPs have cross-connects with LNI. The type of connectivity is typically determined based on the ~~participant's~~ LPs technical capabilities and requirements.

Item 7a

The H2O ATS has the following order types:

1. LNI resting orders
2. IOC orders (Standard or Enhanced as described in Item 11.c. of Part III) transmitted by LPs
3. Resting orders transmitted by LPs
4. Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts).

   We describe each of these order types in response to this Item 7.a.

1. LNI resting orders

Description

LNI, acting as agent, can access the H2O ATS (i.e., route to the H2O ATS) on behalf of ~~participant~~Participants that create the following types of parent orders: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations. The order transmitted by LNI is described in this document as an LNI resting order. An LNI resting order is a child order of the ~~participant~~Participants parent order. The type of parent order does not impact the priority of the LNI resting order that is the child order of that parent order.

(i) Prioritization

Orders in the H2O ATS are prioritized for execution as follows:

* Priority for better execution price. Where orders in the H2O ATS can execute at prices other than the mid-price, a contra-party that can provide a better execution price has priority over a contra-party that can provide a worse execution price
* Execution at an execution price. At a particular execution price, the following priority applies:
** Execution against Member and Customer orders. As a first priority, an order transmitted to the H2O ATS (the transmitted order) will execute against an order from a Member or Customer (whether firm or conditional) that is resting in the H2O ATS as of the time of receipt of the transmitted order.
** Execution against firm LP resting orders. As a second priority, the transmitted order will execute against a firm contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of

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the transmitted order.

** Execution against conditional LP resting orders. As a third priority, the transmitted order will execute against a conditional contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

* Transmitted resting orders not executed in full upon receipt. Where the transmitted order is a resting order and is not executed in full upon receipt, the transmitted order can execute against any subsequently entered contra-order in the H2O ATS. As noted above, the possible types of contra-orders in the H2O ATS consist of:

** LNI resting orders, firm or conditional

** Resting orders from LPs, firm or conditional

** IOC orders (Standard or Enhanced as described in Item 11.c. of Part III) from LPs

** Member broker block accepts.

Multiple contra-side orders within the same prioritization category

If the H2O ATS receives two (or more) same-side resting orders in the same security available for execution and both (or all) are in the same prioritization category, and the H2O ATS then receives a contra-order, the H2O ATS executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. If an equal split would result in an execution size for a same-side order that is below the orders minimum quantity, the same-side order would not participate in the execution.

For purposes of the preceding paragraph, the prioritization categories are as follows:

* LNI resting orders (whether firm or conditional)
* Firm resting orders from LPs (assuming all LPs are assigned to the same tier)
* Conditional resting orders from LPs (assuming all LPs are assigned to the same tier).

As set forth below, two (or more) LP resting orders in the same prioritization category may be further prioritized for execution according to the LPs assigned tier.

Prioritization of LP resting orders based on tiers

As described in the response to Item 13.a. of Part III, LNI assigns LPs to one of three tiers, e.g., Tier 1 (highest), Tier 2, and Tier 3 (lowest), based on multiple performance metrics measured across all LPs participating in the H2O ATS on a periodic basis.

LP tiers are used to determine execution priority among two (or more) same-side LP orders in the same prioritization category. For example, if the H2O ATS receives two (or more) same-side LP orders in the same security, and both (or all) are in the same prioritization category (e.g., both (or all) are conditional resting orders), and the H2O ATS then receives a contra order, the H2O ATS executes the LP orders according to each LPs assigned tier, as applicable. In such case, an order from an LP assigned to a lower tier, e.g., Tier 3, will not be executed until all orders from higher-tiered LPs have been executed. If all LPs are assigned to the same tier, the rules provided above under the heading Multiple contra-side orders within the same prioritization category will apply.

Other applicable conditions

The foregoing rules of priority are subject to minimum size and other conditions for execution as set forth in the response to Item 11.c. of this Part III. In all cases, execution against a conditional order is subject to firm-up of the conditional order by the contra.

(ii) Conditions

An LNI resting order can execute against any other order in the H2O ATS. An LNI resting order is only executed if the execution price is within the price constraints of the LNI resting order and the contra order. A price constraint is the lower of any limit price and any mid-price or better order instruction in the case of a buy order and the higher of any limit price and any mid-price or better order instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

LNI resting orders are not displayed.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

In transmitting an LNI resting order to the ~~LN~~ H2O ATS, LNI represents any mid-price or better order instruction provided by the Member or Customer for the parent order. A mid-peg instruction means any mid-price or better order instruction.

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* Buy order. Lower of the limit price of the order and the mid-price
* Sell order. Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price.

(v) Routing

While the H2O ATS does not route orders, LNI, which routes LNI resting orders to the H2O ATS and Liquidnet Pool Contra (LPC) orders to the Negotiation ATS (as described in the Form ATS-N for the Negotiation ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LNI resting order to the H2O ATS and an LPC order to the Negotiation ATS-N. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

LP orders and broker block accepts only interact with the H2O ATS and do not interact with the

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Negotiation ATS.

(vi) Time-in-force

For algo and Liquidnet-only orders, whether created through the ~~Liquidnet~~ LNI desktop trading application or sent from the Customers OMS, the default time-in-force instruction is day. Most of LNIs algos also permit a ~~participant~~Participant to designate a specific expiration time. The LNI trading desk can send a day or GTC instruction or send a specific expiration time. Since the H2O ATS does not execute orders after the close of trading, the H2O ATS handles day and GTC orders in the same manner.

(vii) Modifications

LNI modifies an LNI resting order in response to a modification of the parent order by the ~~participant~~Participant.

(viii) Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a ~~participant~~Participant: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

2. IOC ~~and resting orders~~ transmitted by LPs

Description

LPs can transmit IOC (Standard or Enhanced as described in Item 11.c. of Part III) ~~and resting orders~~ to the H2O ATS.

(i) Prioritization

See the description above on prioritization of orders in the ~~Liquidnet~~ H2O ATS.

(ii) Conditions

An IOC order in the H2O ATS can execute against any resting order but cannot execute against another IOC order. ~~Any resting order in the H2O ATS can execute against any IOC or other resting order in the H2O ATS.~~ An IOC or resting order from an LP is only executed if the execution price is within the price constraints of the LP order and the contra order. A price constraint is the lower of any limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

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IOC orders from LPs are not displayed.

A Member with an opposite-side indication to an LP resting order can receive notification of the LP resting order as a broker block opportunity, except for LPs that have elected not to display their LP resting orders as broker block opportunities.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

The H2O ATS only executes LP IOC orders at or below the mid-price in the case of an LP IOC sell order and at or above the mid-price in the case of an LP IOC buy order.

For a resting order, if an LP provides a mid-peg instruction in the FIX order message, LNI will only execute the LP order at or below the mid-price in the case of a sell order and at or above the mid-price in the case of a buy order.

(v) Routing

The H2O ATS does not route LP IOC and resting orders to other venues. These orders cannot interact with the Negotiation ATS.

(vi) Time-in-force

The only permitted time-in-force instruction for LP resting orders is day. The only permitted time-in-force instruction for LP resting orders is day. The permitted time-in-force for an Enhanced IOC is determined by the LP and is further detailed in Item 11.c. of Part III.

(vii) Modifications

LPs can modify order instructions based on standard FIX instructions.

(viii) Availability of order types across all forms of connectivity

LPs transmit orders through FIX, as described in the response to Item 6 of this Part III.

 3. Resting orders transmitted by LPs.

Description

LPs can transmit resting orders to the H2O ATS.

(i) Prioritization

See the description above on prioritization of orders in the H2O ATS.

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(ii) Conditions

Any resting order in the H2O ATS can execute against any IOC or other resting order in the H2O ATS. A resting order from an LP is only executed if the execution price is within the price constraints of the LP order and the contra order. A price constraint is the lower of any limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

IOC orders from LPs are not displayed.

A Member with an opposite-side indication to an LP resting order can receive notification of the LP resting order as a broker block opportunity, except for LPs that have elected not to display their LP resting orders as broker block opportunities.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

For a resting order, if an LP provides a mid-peg instruction in the FIX order message, LNI will only execute the LP order at or below the mid-price in the case of a sell order and at or above the mid-price in the case of a buy order.

(v) Routing

The H2O ATS does not route resting orders to other venues. These orders cannot interact with the Negotiation ATS.

(vi) Time-in-force

The only permitted time-in-force instruction for LP resting orders is day.

(vii) Modifications

LPs can modify order instructions based on standard FIX instructions.

(viii) Availability of order types across all forms of connectivity

LPs transmit orders through FIX, as described in the response to Item 6 of this Part III.

3. Broker block accepts

Description

Upon receipt of notification of a broker block opportunity, a Member can create a broker block accept. A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by

LNI, as notified by LNI to ~~participant~~Participants in advance (currently two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period. A broker block opportunity is an LP resting order that is notified to a Member with a contra-side indication in the applicable symbol; a broker block opportunity displays the symbol and the side of the LP to the Member.

(i) Prioritization

Orders in the H2O ATS are prioritized for execution as set forth above.

(ii) Conditions

A broker block accept can execute against any other order in the H2O ATS. A broker block accept is only executed if the execution price is within the price constraints of the broker block accept and the contra order. The price constraint for a broker block order is the lower of any limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

A Member does not receive notification of a broker block opportunity if the Member has a match with another Member or Customer. If there are multiple LP contras, the Member only receives one broker block notification.

Members only receive notification of a broker block opportunity if the broker block opportunity meets at least one of the following minimum size requirements: 5,000 shares; 5% of ADV for the stock; or $200,000 principal value. For this purpose, ADV means the average daily trading volume in the stock for the 30 prior trading days.

Notwithstanding, the notification of a broker block opportunity as defined above, the H2O ATS enforces a minimum match and execution size floor to ensure that broker block executions meet or exceed the lesser of 2,500 shares or 25% of ADV for the stock. For example, a potential match with 5% of ADV of the stock (and less than 25% of the ADV) will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares is below 2,500 shares, then the execution will not occur. In another example, a potential match with $200,000 principal value will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares were below 2,500 and the match did not meet or exceed 25% ADV, then the execution will not occur.

By default, a Member receives notification of a broker block opportunity that is below the tolerance of the Members indication if the broker block opportunity meets the minimum size set forth in the preceding paragraph. The notification indicates whether the quantity of the broker block opportunity is below the Members tolerance. A Member can elect only to receive notification of broker block opportunities that are at or above the Members tolerance.

A Member also receives notification of a broker block opportunity if two or more LPs in the aggregate have opposite-side quantity that meets the applicable minimum notification quantity.

By default, Members interact with resting orders from LPs. Members can elect through Liquidnet

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Transparency Controls to opt-out from interacting with this liquidity. If a Member has not opted-out from interacting with orders from LPs, the Member is enabled to receive notice of broker block opportunities, but ~~Liquidnet~~ LNI can disable this configuration upon request by the Member.

Upon request ~~Liquidnet~~ LNI can set a configuration where the System will display to a trader at the Member, upon receipt of a broker block, an option to dismiss the broker block for the remainder of the trading day. If the trader elects this dismissal option, the System will block the trader from receiving any broker blocks for the specific symbol and side for the rest of the trading day.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

A Member can create a broker block accept in response to a broker block notification. A broker block accept only executes against an LP resting order if the buyers price constraint is at or above the sellers price constraint. Members using Liquidnet version 5.13 (a version of Liquidnet 5) or any subsequent version of Liquidnet 5 can choose to accept a broker block notification either with or without a mid-peg instruction. Upon request, LNI can restrict a Member with one of these versions from crossing the mid-price; if a Member has this configuration, the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective. If a Member has a prior version of Liquidnet 5, the Member cannot cross the mid-price, and the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective.

(v) Routing

The H2O ATS does not route broker block accepts to other venues. Broker block accepts do not interact with the Negotiation ATS.

(vi) Time-in-force

A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to ~~participant~~Participants in advance (currently two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period.

(vii) Modifications

A Member cannot modify a broker block accept.

(viii) Availability of order types across all forms of connectivity

The ability to create broker block accepts is only available through Liquidnet 5.

Item 7b

No

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The following are differences in order types and attributes for different categories of ~~participant~~Participants and within each category:

1. Only Members can create orders through Liquidnet 5.
2. The following order types can only be created through Liquidnet 5: automated negotiation orders; manual targeted invitation orders; and broker block accepts. As a result, only Members can create these types of orders.
3. Only Customers have access to the version of the LNI desktop trading application that contains a subset of Liquidnet 5 functionality. LN auto-ex orders can only be created through Liquidnet 5 or this version of the LNI desktop trading application that contains a subset of Liquidnet 5 functionality. As a result, only Members and Customers can create LN auto-ex orders.
4. Only Members can view broker block opportunities.
5. Only LPs can create LP Day and IOC orders (Standard or Enhanced as described in Item 11.c. of Part III).
6. ~~Certain requirements apply to low participation Members, as described in this filing. See the response to Part III, Item 13.b., for additional detail.~~

~~7.~~6. LNI, from time-to-time, may roll-out new functionality to Participants in phases or make certain functionality available on a pilot basis.

LNI may offer different non-ATS broker services to different ~~participant~~Participants. For example, LNI may provide customization of algo orders for certain ~~participant~~Participants upon request.

See the responses to Item 11.c. of this Part III for additional detail.

Item 8a

Yes

Minimum size

The minimum order size for LNI resting orders and IOC and resting orders from LPs is a securitys round lot size.

Members only receive notification of a broker block opportunity if the broker block opportunity meets at least one of the following minimum size requirements: 5,000 shares; 5% of ADV; or $200,000 principal value.

Notwithstanding, the notification of a broker block opportunity as defined above, the H2O ATS enforces a minimum match and execution size floor to ensure that broker block executions meet or exceed the lesser of 2,500 shares or 25% of ADV for the stock. For example, a potential match with 5% of ADV of the stock (and less than 25% of the ADV) will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares is below 2,500 shares, then the execution will not occur. In another example, a potential match with $200,000 principal value will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares were below 2,500 and the match did not meet or exceed 25% ADV, then the execution will not occur.

By default, a Member receives notification of a broker block opportunity that is below the tolerance of the Members indication if the broker block opportunity meets the minimum size set forth in the preceding paragraph. The notification indicates whether the quantity of the broker block opportunity is below the Members tolerance. A Member can elect only to receive notification of broker block opportunities that are at or above the Members tolerance.

A Member also receives notification of a broker block opportunity if two or more LPs in the aggregate have opposite-side quantity that meets this minimum notification quantity.

Minimum committed order size for low participation Members

For any indication set available to match by a low participation Member, Liquidnet will create an LN auto-ex order for the greater of 10,000 shares and 10% of the available quantity of the indication, but the quantity of the LN auto-ex order will not exceed the available quantity of the indication. Upon agreement between Liquidnet and a low participation Member, Liquidnet may create an LN auto-ex order for a quantity greater than the default quantity specified above for indications available to match.

Maximum order size

LNI applies certain maximum order size controls for risk control purposes. The H2O ATS limits the principal value of any execution to $300 million.

Members can set hard and soft per order quantity limits through the ~~Liquidnet~~ LNI desktop trading application to protect against order entry error. The following options are available:

* By trader. Each trader can set his or her quantity limits.

* Hard or soft limit. A trader can set a hard limit or a soft limit. With a hard limit, a trader cannot create an order that exceeds the traders designated limit. With a soft limit, the System notifies the trader when he or she enters a price and quantity for a Member order that exceeds his or her designated limit, but the trader can proceed to create the Member order.

* Shares or principal value. A trader can designate a maximum share limit or a maximum principal value limit.

The ~~Liquidnet~~ LNI EMS provides for maximum size controls relating to principal value, share limit and order size as a percentage of ADV (in shares).

Participants can request modifications to the maximum size controls that apply to their orders. Notwithstanding any maximum size control set through the ~~Liquidnet~~ LNI desktop trading application or the ~~Liquidnet~~ LNI EMS, the principal value of an execution in the H2O ATS can never exceed $300 million.

Aggregating opposite-side orders to meet an orders minimum size

For purposes of this paragraph, aggregation means executing an order (the first order) against multiple opposite-side orders where the multiple opposite-side orders do not satisfy the first orders

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minimum size individually but do satisfy the first orders minimum size when aggregated. The H2O ATS does not aggregate to execute against an order from an LP or an automated routing customer, unless the LP or automated routing customer specifically requests that it be configured to allow for aggregation. The H2O ATS aggregates to execute against other types of ~~participant~~Participant orders.

Item 9a

Yes

Types of conditional orders The H2O ATS receives various types of conditional orders, as described in this section. LPs can transmit resting orders on a conditional basis. An LNI resting order can be a conditional order. There are two ways in which this can occur: * The parent order from the ~~participant~~Participant is a conditional order, and LNI, in turn, sends a conditional order to the H2O ATS. * The parent order from the ~~participant~~Participant is a firm order, but LNI sends a conditional order to the H2O ATS. LNI may send a conditional order to the H2O ATS in this scenario to facilitate interaction with the H2O ATS in conjunction with interacting with external execution venues Firm-up and execution of conditional orders When one or more conditional orders match against one or more firm orders or against one or more other conditional orders, this triggers a firm-up request state. For this purpose, a match means that the contra-side orders are executable against each other subject to firm-up of any conditional orders. During the period of the firm-up request state (the firm-up period), the orders that triggered the firm-up request state can only execute against each other (i.e., no other orders can execute against the orders that triggered the firm-up request state). All firm-up requests and responses are transmitted automatically using either the FIX protocol or a proprietary communication protocol agreed between LNI and the applicable OMS vendor. The H2O ATS will not execute a conditional order until a firm-up is received from the ~~participant~~Participant. The firm-up request process works as follows: * Category 1. If a conditional LP order (Category 1 conditional order) matches against a firm contra-side order, the H2O ATS sends a firm-up request to the LP. The H2O ATS cancels the LPs conditional order upon sending the firm-up request to the LP. The matching orders are in a firm-up request state for up to one second, which means that the LP order will execute against the firm contra-side resting order if the LP firms-up within one second. When the H2O ATS receives a firm-up from the LP, the H2O ATS treats this as a new firm order. The LPs firm order is cancelled after receipt of the firm-up and any associated execution. * Category 2. If a conditional LNI resting order matches against a firm contra-side order, and the LNI resting order is a child order of a parent order that is an algo order (Category 2 conditional order), LNI sends a firm-up request to the Member or Customer. LNI cancels the conditional order upon sending the firm-up request to the Customer. The matching orders are in a firm-up request state for up to one second, which means that the LNI resting order will execute against the firm contra-side resting order if the Member or Customer firms-up within one second. When LNI receives a firm-up from the Member or Customer, LNI treats this as a new firm order and transmits a new firm order to the H2O ATS. The Members or Customers firm order is cancelled after receipt of the firm-up and any associated execution. If the parent order is firm and the LNI resting order is conditional, the same process applies except that the firm-up is by LNI instead of the Member or Customer. * Category 3. If a conditional LNI resting order matches against a firm contra-side order, and the LNI resting order is a child order of a parent order that is an LN auto-ex order (Category 3 conditional order), LNI sends a firm-up request to the Member that created the parent order. The matching orders are in a firm-up state for up to five seconds, which means that the LNI

23

resting order will execute against the firm contra-side order if the Member firms-up within five seconds. When LNI receives a firm-up from the Member, LNI treats this as a new firm order and transmits a new firm order to the H2O ATS. If the Member firms-up within the firm-up period, the Members firm order is cancelled after receipt of the firm-up and any associated execution. If the Member sends a firm-up after the five-second period but within ten seconds after the firm-up request, LNI treats the order as a firm order for an additional five seconds, but the original firm-up period is not extended. LNI cancels the conditional order if LNI does not receive a firm-up within the firm-up period, the firm-up is for less than the full quantity of the conditional order, or LNI executes the full quantity of the conditional order. If LNI does not cancel the conditional order at that time, the conditional order is cancelled after a pre- determined time period that depends on the OMS and typically ranges between 10 and 60 seconds. * If there are conditional orders on both sides of a match, the firm-up process follows the description above, subject to the following: o If both sides are Category 1 or 2 conditional orders, the one-second firm-up period runs concurrently for both sides. o If both sides are Category 3 conditional orders, the five-second firm-up period runs concurrently for both sides. o If one side is a Category 1 or 2 conditional order, and the other side is a Category 3 conditional order, a firm-up request is first sent to the Category 3 side. A firm-up request is only sent to the Category 1 or 2 side if a firm-up has first been received from the Category 3 side within the five-second time period that applies for Category 3 orders. o Execution priority where there are multiple contras on either or both sides is determined as described in the response to Item 11.c. of this Part III. The information in a firm-up request message includes an order identifier for the conditional order and confirmation of the order instructions from the conditional order, including symbol, side, limit price, quantity and other order instructions, such as minimum quantity, time-in-force and mid-peg or better. Sending a firm-up request message communicates to a ~~participant~~Participant that there is at least one contra-side firm or conditional order. Automated market surveillance for conditional orders by automated routing customers If an automated routing customer that transmits conditional orders fails to firm-up for a configured number of times within a configured time period in a particular symbol, the automated routing customer is automatically blocked from matching in that symbol with any contra-indications in the Negotiation ATS and/or from matching in that symbol with any contra-side conditional orders in ~~Liquidnet~~ the H2O ATS for a configured time period. In addition, where LNI has blocked an automated routing customer from matching in a configurable number of symbols within a trading day pursuant to the preceding paragraph, LNI will block all orders from that automated routing customer for the remainder of the trading day and cancel all orders received by LNI from that Customer that are then outstanding. LNI can set and modify the configurations from time to time, but at any particular time the same configurations apply for all automated routing customers transmitting conditional orders. Upon request, LNI will notify any Member or Customer regarding the applicable configurations at that time. Blocks based on firm-up rate LNI can block an automated routing customer that uses conditional orders from interacting with another automated routing customer that uses conditional orders where the firm-up rate of one party is substantially below the firm-up rate of the other party when the two parties match. This is for the protection of the party with the higher firm-up rate. LNI can remove the block if LNI determines that the party with the lower firm-up rate has addressed the issues that gave rise to its low firm-up rate.

Item 9b

No

Only LPs can send conditional orders directly to the H2O ATS. LNI transmits conditional orders as child orders on behalf of ~~participant~~Participant parent orders.

Item 10a

The H2O ATS executes trades during regular trading hours of the primary market and, for orders enabled to trade at the official closing price, for fifteen minutes after the close of the primary market. The H2O ATS does not execute an order in a stock until the primary market for the stock has opened. The H2O ATS does not conduct any specific opening process that is different from its standard trading process.

~~Liquidnet~~ LNI pauses all orders during a trading halt, whether or not the orders were created through the ~~Liquidnet~~ LNI desktop application. By default, the System will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the ~~Liquidnet~~ LNI desktop application or otherwise upon occurrence of the trading halt.

After a trading halt, the H2O ATS does not execute an order in a stock until the primary market for the stock has recommenced trading. The H2O ATS does not conduct any specific process after a trading halt that is different from its standard trading process.

Item 10c

The H2O ATS executes trades during regular trading hours of the primary market and, for orders enabled to trade at the official closing price, for fifteen minutes after the close of the primary market. The H2O ATS does not execute an order in a stock until the primary market for the stock has opened. The H2O ATS does not conduct any specific opening process that is different from its standard trading process.

LNI~~Liquidnet~~ pauses all orders during a trading halt, whether or not the orders were created through the ~~Liquidnet~~ LNI desktop application. By default, the System will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the ~~Liquidnet~~ LNI desktop application or otherwise upon occurrence of the trading halt.

After a trading halt, the H2O ATS does not execute an order in a stock until the primary market for the stock has recommenced trading. The H2O ATS does not conduct any specific process after a trading halt that is different from its standard trading process.

Item 11a

The H2O ATS operates an order book and provides for automated execution of contra-side orders in the order book. Orders in the H2O ATS are not displayed, with the exception that resting orders from LPs are displayed to Members with matching contra-indications, unless the LP elects not to display its orders. The H2O ATS allows for the trading of all NMS stocks that are listed on a US exchange. The H2O ATS only allows for the trading of NMS stocks and does not allow for the trading of unlisted stocks. The H2O ATS provides for the following order types: * LNI resting orders * IOC orders (Standard or Enhanced as described in Item 11.c. of Part III) transmitted by LPs * Resting orders transmitted by LPs * Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts). The H2O ATS permits conditional orders, as described in the

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response to Item 9 of this Part III. All orders in the H2O ATS can execute all other orders, with the following exceptions: * IOC orders cannot execute against IOC orders * Members and Customers (but not LPs) can elect whether or not to interact with certain sources of contra-side liquidity. For any order, a ~~participant~~Participant can provide a limit price and a mid-peg instruction. During regular trading hours, the execution price for trades in the H2O ATS is determined as follows: * If both sides are able to trade at the mid-price, the trade is executed at the mid-price. * If one side is not able to trade at the mid-price, the trade is executed at the price that is within each sides price constraint that is closest to the mid-price. Notwithstanding the above: * LP IOC orders can only execute at the mid-price. * For Members that have not upgraded to Liquidnet 5.13 or higher, the execution price of a broker block accept cannot be higher than the mid-price as of the time of execution (in the case of a Member buy order) or lower than the mid-price as of the time that of execution (in the case of a Member sell order). The foregoing is subject to the rules of execution priority, as described below. All executions in the H2O ATS are executed within the best bid and offer. A trade can only be executed in the H2O ATS if the buyers price constraint is greater than or equal to the sellers price constraint. Orders may also be enabled to trade at the official closing price after the close of trading in the primary market. An order will only execute after the close if the official closing price is within any specified price constraint. See the response to Item 11.c. of this Part III for additional detail.

Item 11b

No

LPs can transmit IOC (Standard or Enhanced as described in Item 11.c. of Part III) and resting orders directly to the H2O ATS. Based on parent orders created by ~~participant~~Participants, LNI can transmit child resting orders to the H2O ATS. Members can transmit broker block accepts directly to the H2O ATS.

Item 11c

1. List of order types

The H2O ATS has the following order types:

A. LNI resting orders
B. IOC orders (Standard or Enhanced as described below) transmitted by LPs
C. Resting orders transmitted by LPs
D. Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts)

Participants of LNI consist of Members, Customers and LPs. Participants can transmit various types of parent orders to LNI. Based on these parent orders, LNI can transmit LNI resting orders to the H2O ATS. LNI resting orders are child orders of the ~~participants~~ Participants parent order.

The following are the types of parent orders:

* Algo orders
* Liquidnet-only orders

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* LN auto-ex orders
* Automated negotiation orders
* Manual targeted invitations.

2. Background information and definitions

This section provides background information and definitions that apply to one or more of the order types listed above and described below.

(i) Positive action rate

Positive action means sending an invite to a contra or creating an algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. Positive action rate (PAR) is the percentage of matched symbols where a party takes a positive action. For information regarding matches and invites, please refer to the Form ATS-N for the Negotiation ATS.

(ii) Mid-peg instructions; price constraints

General

The H2O ATS provides for mid-price executions in certain situations, as described below.

Mid-price

Mid-price means the mid-point between the highest displayed bid price and lowest displayed ask price in the US market at the time of execution. LNI determines the best bid and best ask by reference to the applicable market data feed sourced by LNI, as described in the response to Item 23 of this Part III.

If the spread is one cent, the mid-price is 1/2 cent above the best bid and below the best ask. If the spread is zero cents, the mid-price is the best bid/best ask. If the spread is negative (i.e., the best bid is higher than the best ask) or zero (i.e., the best bid equals the best offer), the H2O ATS will not execute the order.

Price constraint

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* Buy order. Lower of the limit price of the order and the mid-price
* Sell order. Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price. When transmitting an LNI resting order to the H2O ATS, LNI complies with any price constraints of the parent order.

3. Interaction of H2O order types

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(i) LNI resting orders

LNI can transmit all or a portion of any ~~Liquidnet~~ LNI algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation to the H2O ATS. LNI handles these child orders as LNI resting orders, as described in this Form ATS-N filing.

(ii) Execution, cancellation and editing of LNI resting orders

An LNI resting order can execute against any other order in the H2O ATS. An LNI resting order only executes in the H2O ATS if the execution price is within the price constraints of the LNI resting order and the contra order.

The H2O ATS only executes orders in round lots.

The quantity of any execution is the lesser of the quantity of the two contra orders (but rounded down to the highest round lot).

All LNI resting orders in the H2O ATS are resting orders and, unless enabled to trade at the official closing price, are automatically cancelled at the close of trading of the regular session of the applicable exchange (on or shortly after 4 pm). Traders should monitor open orders during the trading day and request cancellations (or edits) as appropriate.

The H2O ATS can execute an order in a stock when the primary market has opened.

(iii) LP IOC orders

General

LPs do not have access to the ~~Liquidnet~~ LNI desktop application.

LPs have the ability to transmit IOC or resting orders to the H2O ATS.

For each LP IOC order, the LP must specify the security, side (buy or sell) and quantity.

An LP also can specify the limit price of an LP IOC order. If no limit price is specified for an LP IOC order, the H2O ATS imputes the following limit price:

* Current best bid (in the case of an LP IOC sell order)
* Current best ask (in the case of an LP IOC buy order).

The System only executes LP IOC orders at or below the mid-price in the case of an LP IOC sell order and at or above the mid-price in the case of an LP IOC buy order.

LP IOC orders are not displayed.

Standard and Enhanced IOC order types

~~Liquidnet~~ LNI offers only to LPs Standard or Enhanced IOCs. The Standard immediate-or cancel time in force applied to an order dictates that any portion of the order that does not fill immediately will be canceled. Standard IOCs are ineligible to interact with a contra side Conditional order due to a necessary resting period (minimum of 1 millisecond) which permits a firm up on the Conditional order.

Enhanced IOC orders operate in similar fashion as automated Firm orders designated as IOC (Standard IOC orders) and can either execute immediately within the ~~Liquidnet~~ H2O ATS against resting non-conditional orders (in whole or in part) or is cancelled back by ~~Liquidnet~~LNI. The Enhanced function allows for the IOC to interact with Conditional orders. The Enhanced IOC allows LPs the opportunity to have a specified holding period of ten milliseconds to one second. The holding period is set for each opted-in LP before they go live on this feature. The designated holding period is based on an internal analysis by ~~Liquidnet~~ LNI to minimize client & contra frustration, which is conveyed to the LP. The LP ultimately has final determination of its holding period on all Enhance IOC orders.

When an LP has opted into an Enhanced IOC, the holding period is only applied by the System when there is a crossable Conditional order. While the holding period is in effect, the Enhanced IOC cannot be canceled prior to the conclusion of this time period. If both a Conditional and non-conditional order exist, the holding period will go into effect and the Enhanced IOC will attempt to cross against each order at the conclusion of the holding period. When a crossable contra side order ~~isn't~~ is not available (either Conditional or non-conditional), the Enhanced IOC is cancelled back in the same manner as a Standard IOC. Priority of orders is described in Item 7 of this Part III.

LPs may opt in by providing verbal permission to ~~Liquidnet~~ LNI to configure the LPs IOCs to be Enhanced IOCs. Once the LP has opted into Enhanced IOC, the LP may opt out on order on an order-by-order basis. However, the LP cannot opt in to have IOC orders to be Enhanced on an-order-by-order basis. LPs retain the ability to send in Standard IOC orders while opted in for Enhanced IOC orders.

(iv) LP resting orders

General

LPs also can transmit resting orders to the H2O ATS.

For each resting order, the LP must specify the security, side (buy or sell) and quantity. An LP also can specify the limit price of an LP resting order. If no limit price is specified for an LP resting order, the H2O ATS imputes the following limit price:

* Current best bid (in the case of an LP resting sell order)
* Current best ask (in the case of an LP resting buy order).

By default, the System only executes LP resting orders at or below the mid-price in the case of an LP resting sell order and at or above the mid-price in the case of an LP resting buy order, except that an LP can override this default upon request to LNI.

Unless enabled to trade at the official closing price, all LP resting orders are automatically canceled at the close of trading. An LP can cancel a resting order at any time.

Minimum order size

The minimum order size for LP resting orders is a securitys round lot size.

Conditional orders from LPs

LPs can transmit resting orders on a conditional basis. This functionality, which is fully automated from the point at which the LP transmits the conditional order to LNI, allows the LP to rest actionable order flow in the H2O ATS that may include shares already placed at other trading venues. These orders are considered conditional since the LP will commit the order only prior to execution with a matched contra order. Prior to executing a conditional order, LNI sends a request to the LPs system to commit the shares on the order, and the LPs system responds by sending remaining unexecuted shares to LNI (known as a firm-up). This firm-up request is used to protect the LP against over-execution. LP firm-up rates are periodically reviewed by ~~Liquidnet~~ LNI Sales, with appropriate follow-up to the LP to address any issues.

(v) Execution of LP orders

Contras to an LP order

An LP IOC order can execute against an LNI resting order or an LP resting order.

An LP resting order can execute against any other order in the H2O ATS, except that under certain circumstances as described in this Form ATS-N filing, LP orders only interact with LNI resting orders and broker block accepts to the extent that the Member or Customer has elected to interact with LP orders.

Execution quantity

The H2O ATS only executes LP orders in round lots.

The quantity of any execution is the lesser of the quantity of the matching buy and sell orders, subject to any applicable minimum quantity (and rounded down to the highest round lot).

(vi) Execution price

During regular trading hours, the execution price for trades in the H2O ATS is determined as follows:

* If both sides are able to trade at the mid-price, the trade is executed at the mid-price.
* If one side is not able to trade at the mid-price, the trade is executed at the price that is within each sides price constraint that is closest to the mid-price.

Notwithstanding the above:

* LP IOC orders can only execute at the mid-price; and
* For Members that have not upgraded to Liquidnet 5.13 or higher, the execution price of a broker

block accept cannot be higher than the mid-price as of the time of execution (in the case of a Member buy order) or lower than the mid-price as of the time that of execution (in the case of a Member sell order).

The foregoing is subject to the rules of execution priority, as described below. All executions in the H2O ATS are executed within (including at) the best bid and offer. A trade can only be executed in the H2O ATS if the buyers price constraint is greater than or equal to the sellers price constraint.

(vii) Trading at official closing price

Members and Customers can enable parent orders, and LPs can enable resting orders, to cross with other similarly enabled orders in the H2O ATS after the close of the regular trading session of the primary market at the official closing price. This functionality is available for both firm and conditional orders. ~~Liquidnet~~ LNI refers to this functionality as trading at last. Participants may submit orders to trade at last during regular market hours or after the close. An order will only execute after the close if the official closing price is within any specified price constraint.

Trading at the official closing price begins once the closing price has been determined and ends fifteen minutes after the close of the regular trading session of the primary market.

(viii) ~~Liquidnet~~ LNI back-end software for H2O execution functionality

An execution or cancellation of an order in the H2O ATS is deemed effective when it is received, processed and recorded by the ~~Liquidnet~~ LNI back-end software, and is not effective until such time. The effectiveness of an execution or cancellation depends upon which event is first received, processed and recorded by the ~~Liquidnet~~ LNI back-end software.

(ix) Interaction of negotiation and H2O execution functionality

A trader cannot have a firm order for the same shares in the H2O ATS and the Negotiation ATS at the same time. If a trader commences a negotiation in the Negotiation ATS of shares that are included in a firm order in the H2O ATS, the shares in the H2O ATS are paused prior to the traders commencement of the negotiation.

(x) Broker block opportunities

Notification of broker block opportunities

As described above, LPs can transmit resting orders to the H2O ATS. A Member with an opposite-side indication to an LP resting order can receive notification of the LP resting order as a broker block opportunity, except for LPs that have elected not to display their LP resting orders as broker block opportunities.

A Member can create a broker block accept in response to a broker block notification. A broker block accept only executes against an LP resting order if the buyers price constraint is at or above the sellers price constraint. Members using Liquidnet version 5.13 (a version of Liquidnet 5) or any subsequent version of Liquidnet 5 can choose to accept a broker block notification either with or without a mid-peg instruction. Upon request, LNI can restrict a Member with one of these versions from crossing the mid-price; if a Member has this configuration, the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective. If a Member has a prior version of Liquidnet 5, the Member cannot cross the mid-price, and the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective.

A Member does not receive notification of a broker block opportunity if the Member has a match in the Negotiation ATS with another Member or Customer. If there are multiple LP contras, the Member only receives one broker block notification.

Creation and execution of broker block accepts

Upon receipt of notification of a broker block opportunity, a Member can create a broker block accept. A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to ~~participants~~ Participants in advance (currently, two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period.

During the time-in-force period, the broker block accept can execute against any contra-side orders in the H2O ATS, subject to meeting the tolerance of the Members indication and the minimum execution quantity, as set forth above, and subject to the rules of execution priority as set forth below.

In response to an LP resting order, a Member is not able to reduce its quantity below the minimum size for execution of the LP resting order; this can reveal to the Member information regarding the minimum size for execution of the LP resting order.

Configuration to participate in broker block functionality

By default, Members interact with resting orders from LPs. Members can elect through Liquidnet Transparency Controls to opt-out from interacting with this liquidity. If a Member has not opted-out from interacting with orders from LPs, LNI can configure the Member to include or exclude receipt of notice of broker block opportunities. Members should contact their ~~Liquidnet~~ LNI Sales coverage if they wish to change their configuration.

Configuration to dismiss same symbol and side broker blocks for the rest of the trading day

Upon request LNI can set a configuration where the System will display to a trader, upon receipt of a broker block notification, an option to dismiss the broker block notification for the remainder of the trading day. If the trader elects this dismissal option, the System will block the trader from receiving any broker block notifications for the specific symbol and side for the rest of the trading day.

(xi) Execution priority for H2O ATS orders

Execution priority

Orders in the H2O ATS are prioritized for execution as follows:

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* Priority for better execution price. Where orders in the H2O ATS can execute at prices other than the mid-price, a contra-party that can provide a better execution price has priority over a contra-party that can provide a worse execution price.
* Execution at an execution price. At a particular execution price, the following priority applies:
** Execution against Member and Customer orders. As a first priority, an order transmitted to the H2O ATS (the transmitted order) will execute against an order from a Member or Customer (whether firm or conditional) that is resting in the H2O ATS as of the time of receipt of the transmitted order.
** Execution against firm LP resting orders. As a second priority, the transmitted order will execute against a firm contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.
** Execution against conditional LP resting orders. As a third priority, the transmitted order will execute against a conditional contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.
* Transmitted resting orders not executed in full upon receipt. Where the transmitted order is a resting order and is not executed in full upon receipt, the transmitted order can execute against any subsequently entered contra-order in the H2O ATS. As noted above, the possible types of contra-orders in the H2O ATS consist of:
** LNI resting orders
** Resting orders from LPs, firm or conditional
** IOC orders from LPs
** Member broker block accepts.

Multiple contra-side orders within the same prioritization category

If the H2O ATS receives two (or more) same-side resting orders in the same security available for execution and both (or all) are in the same prioritization category, and the H2O ATS then receives a contra-order, the H2O ATS executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. If an equal split would result in an execution size for a same-side order that is below the orders minimum quantity, the same-side order would not participate in the execution.

For purposes of the preceding paragraph, the prioritization categories are as follows:

* LNI resting orders (whether firm or conditional)
* Firm resting orders from LPs (assuming all LPs are assigned to the same tier)
* Conditional resting orders from LPs (assuming all LPs are assigned to the same tier).

As set forth below, two (or more) LP resting orders in the same prioritization category may be further prioritized for execution according to the LPs assigned tier.

Prioritization of LP resting orders based on tiers

As described in the response to Item 13.a. of Part III, LNI assigns LPs to one of three tiers, e.g., Tier 1 (highest), Tier 2, and Tier 3 (lowest), based on multiple performance metrics measured across all LPs participating in the H2O ATS on a periodic basis.

LP tiers are used to determine execution priority among two (or more) same-side LP orders in the

Classification: Confidential

same prioritization category. For example, if the H2O ATS receives two (or more) same-side LP orders in the same security, and both (or all) are in the same prioritization category (e.g., both (or all) are conditional resting orders), and the H2O ATS then receives a contra order, the H2O ATS executes the LP orders according to each LPs assigned tier, as applicable. In such case, an order from an LP assigned to a lower tier, e.g., Tier 3, will not be executed until all orders from higher-tiered LPs have been executed. If all LPs are assigned to the same tier, the rules provided above under the heading Multiple contra-side orders within the same prioritization category will apply.

Other applicable conditions

The foregoing rules of priority are subject to minimum size and other conditions for execution as set forth in this Form ATS-N. In all cases, execution against a conditional order is subject to firm-up of the conditional order by the contra.

(xii) Principal and agency orders by LPs

LPs can send principal and agency orders to the H2O ATS. LPs can send customer orders to the H2O ATS, including orders of customers of their affiliates.

LNI provides to ~~participants~~ Participants upon request a list of external LPs (as defined in Part III, Item 2.b) that are enabled to trade US equities. This list identifies which external LPs are enabled to send principal orders to the H2O ATS.

(xiii) Blocking interaction with LPs

General

Broker block accepts do not interact with IOC orders from LPs. If the parent order from a Member or Customer can route to external venues, the associated LNI resting order interacts with orders from LPs. If the parent order from the Member or Customer cannot route to external venues, the associated LNI resting order only interacts with orders from LPs if the Member or Customer has elected to interact with resting or IOC orders from LPs, as applicable. A Member or Customer makes these elections through Liquidnet Transparency Controls. A Member or Customer that elects to interact with resting and IOC orders from LPs for orders of the Member or Customer that do not route to external venues can elect to block interaction with certain LPs, as described in the response to Item 13 of this Part III.

Notification of new LPs

If a Member or Customer has elected to block interaction with at least one external LP (as defined in Part III, Item 2.b), LNI will notify the Member or Customer at least one week prior to bringing live a new external LP (and one week prior to enabling an external LP to send principal orders where the LP had previously been enabled only to send agency orders), unless the Member or Customer requests that LNI not provide this notice. LNI also will send this notice to other Members and Customers if they request. LNI maintains an updated list of external LPs for US equities on a password-protected site that LNI makes available to all Members and Customers.

(xiv) LNI as the sole execution venue for an LP order

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An LP is not permitted to recommend or propose to a customer that the customer designate LNI, or implement or provide any technology that designates LNI, as the sole execution venue for an order or facilitate a customer setting up this type of order. Any order transmitted to LNI should also be sent on similar terms to one or more other execution venues capable of executing the order. An LP is not permitted to recommend or propose any action or implement or provide any technology that seeks to evade this restriction - for example, selecting a second venue that the LP knows will be unable to execute the order.

4. Compliance with short sale price test

If there is an intra-day decline of 10% or more in the price of a US equity relative to the prior days closing price, for the remainder of that trading day and the following trading day, the H2O ATS will only execute short-sale orders with a mid-peg instruction.

5. Locked and crossed markets

LNI will not execute an order for an equity if the market in that equity is crossed (i.e., the best posted bid is higher than the best posted offer). If the market in an equity is locked (i.e., the best posted bid is equal to the best posted offer), LNI can execute the order if at least one side of the trade has created an automated negotiation order or is responding to an H2O block notification.

6. Trade errors

If, as a result of an error, both sides to a trade in the H2O ATS agree to cancel the trade or agree to an adjustment in price, quantity or other term, the H2O ATS will cancel (and, if applicable replace) the original execution. LNI will record any replacement trade in the H2O ATS.

If, as a result of an error, LNI agrees to an adjustment in price, quantity or other term with one side to the trade but not the other side, LNI will effect that adjustment outside of the ~~Liquidnet~~ H2O ATSs. The adjustment might require LNI to take on a principal position. When trading out of the principal position, LNI does not access the ~~Liquidnet~~ H2O ATS~~s~~.

Item 12

Yes

Participants (including LPs) are not obligated by agreement or otherwise to transmit orders to the H2O ATS. However, LNI may terminate a ~~participant~~Participants participation in the H2O ATS based on an inadequate level of System usage, as described in the response to Item 3 of this Part III.

Item 13a

Yes

The ~~participant~~Participant categories of the H2O ATS are set forth in the response to Item 2 of this Part III.

LNI Sales personnel classify a ~~participant~~Participant into the relevant category at the time of onboarding, subject to review by LNIs Member Services group. These groups contact Legal and Compliance with any questions.

LNI notifies a ~~participant~~Participant of its categorization at the time of on-boarding. If a ~~participant~~Participant questions its initial categorization or subsequently requests a change in categorization, a review is conducted by LNIs Sales and Member Services groups in consultation with Legal and Compliance.

Classification of a ~~participant~~Participant is based on the admission criteria ~~set forth in the response to Item 2 of this Part III~~.

Members and Customers can elect through Liquidnet Transparency Controls whether or not to interact with certain sources of liquidity. These elections apply to all parent orders that can otherwise interact with LPs. LPs ~~and broker customers~~ (other than transition managers) cannot make elections through Liquidnet Transparency Controls.

Tiering of LPs

LNI assigns LPs to one of three tiers, e.g., Tier 1 (highest), Tier 2, and Tier 3 (lowest), based on multiple performance metrics measured across all LPs participating in the H2O ATS. These metrics may relate to volume (e.g., the LPs firm-up percentage), size (e.g., quantity of shares traded by the LP as a percentage of all shares traded by LPs), and/or quality (e.g., price reversion following the LPs executions). On a periodic basis, LNI assigns LPs to tiers based on LP performance during the previous period. The applicable period may be no less than one month and no greater than one quarter. ~~Liquidnet~~LNI, in its sole discretion, may notify an LP of its assigned tier. In such case, if an LP questions its assigned tier, a review will be conducted by LNI. New LPs are assigned to Tier 1 for their initial period. Under certain conditions, e.g., a technical issue or other relevant factors negatively impacting LP performance or contra experience, LNI may, at its discretion, elevate an LP to a higher tier, maintain an LP at its current tier, or assign an LP to a lower tier at any time, including during any period. LNI may, at its discretion, assign different weights to different metrics and adjust the weighting of metrics from period to period without notice to LPs.

As described in response to Items 7.a. and 11.c. of this Part III, LP tiers are used only to determine execution priority when two or more same-side LP orders are in the same prioritization category. For example, if the H2O ATS receives two same-side conditional orders from two LPs in the same security, where one LP is assigned to Tier 1 and the other assigned to Tier 2, and the H2O ATS then receives a contra-order, the H2O ATS will execute the order from the Tier 1 LP before the order from the Tier 2 LP. If both LPs are assigned to the same tier, the H2O ATS will execute the two same-side orders equally (for each order, up to its quantity), subject to certain conditions.

Item 13b

No

The following are differences in treatment for different categories of ~~participant~~Participants and within each category:

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1. Only Members can create orders through Liquidnet 5.
2. The following order types can only be created through Liquidnet 5: automated negotiation orders; manual targeted invitation orders; and broker block accepts. As a result, only Members can create these types of orders.
3. Only Customers have access to the version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. LN auto-ex orders can only be created through Liquidnet 5 or this version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. As a result, only Members and Customers can create LN auto-ex orders.
4. Only LPs are assigned to tiers on a periodic basis for purposes of determining execution priority in certain situations, as described in the response to Item 13.a. of this Part III.
5. Only Members can view broker block opportunities.
6. Only LPs can transmit LP day and IOC orders (Standard or Enhanced as described in Item 11.c. of Part III) .
7. ~~Certain conditions apply to low participation Members, as described below in this response.~~
8.7. LNI, from time-to-time, may roll-out new functionality to ~~participant~~Participants in phases or make certain functionality available on a pilot basis.
9.8. Members can elect whether or not to interact with orders from LPs.

LNI may offer different non-ATS broker services to different ~~participant~~Participants. For example, LNI may provide customization of algo orders for certain Customers upon request.

~~Low participation Members~~

~~On a quarterly or more frequent basis, Liquidnet Sales management, in its discretion, can designate certain Members as low participation Members based on the average number of indications per day transmitted by the Member and/or the Members PAR. Liquidnet notifies a Member by email prior to designating the Member as a low participation Member. Liquidnet Sales reviews this classification on a quarterly basis. If a Member questions its categorization, a review is conducted by LNIs Sales and Member Services groups in consultation with Legal and Compliance.~~

~~For any indication set available to match by a low participation Member, Liquidnet will create an LN auto-ex order for the greater of 10,000 shares and 10% of the available quantity of the indication, but the quantity of the LN auto-ex order will not exceed the available quantity of the indication. Upon agreement between Liquidnet and a low participation Member, Liquidnet may create an LN auto-ex order for a quantity greater than the default quantity specified above for indications available to match.~~

Item 13d

Yes

LNI notifies a ~~participant~~Participant of its categorization at the time of on-boarding. LNI also provides advance notice to a ~~participant~~Participant of any change in category. For example, if a ~~participant~~Participant no longer meets the minimum assets criteria to be a Member, ~~Liquidnet~~ LNI would communicate this to the Member and inform the Member that the Member could participate as a Customer.

If a ~~participant~~Participant questions its initial categorization or subsequently requests a change in categorization, a review is conducted by LNIs Sales and Member Services groups in consultation with Legal and Compliance.

In determining how to classify a Member or Customer that engages in more than one type of business activity, LNI seeks to ascertain the primary business activity of the Member or Customer firms business unit that interacts with LNI.

LNI, in its sole discretion, may notify an LP of its assigned tier on a periodic basis. In such case, if an LP questions its assigned tier, a review will be conducted by LNI. New LPs are assigned to Tier 1 for their initial period.

LNI maintains the anonymity of all Members and Customers. LNI makes available to all ~~participant~~Participants a list of all external LPs (as defined in Part III, Item 2.b) that participate on the System. ~~Participant~~Participants can access this list through a password-protected website for ~~participant~~Participants that LNI maintains. LNI also provides this list to ~~participant~~Participants upon request.

Item 14a

Yes

Liquidnet Transparency Controls

Members and Customers can elect through Liquidnet Transparency Controls whether or not to interact with certain sources of liquidity. LPs and broker customers (other than transition managers) cannot make elections through Liquidnet Transparency Controls.

Specifically, Members and Customers can choose whether or not to interact with any or all of the following:

* Orders from LPs (IOC or resting)

By default, Members interact with liquidity from LPs.

Receiving targeted invitations from LP resting orders and broker algo orders

A Member only receives notification of targeted invitations from LP resting orders and broker algo orders if the Member is opted-in to interacting with LP resting orders and also opted-in to receiving targeted invitations.

Sources of liquidity for which an election is not available

All Members and Customers interact with the following sources of liquidity and cannot choose whether or not to interact with these sources of liquidity:

* Indications and orders from other Members
* Orders from buy-side trading desk customers

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* Orders from trading desk customers that are transition managers
* Orders from automated routing customers.

Interaction with LP liquidity for algo orders that can route externally

If a Member or Customer creates an algo order that can route to external venues, the algo order will interact with LP liquidity regardless of whether the ~~participant~~Participant has opted-in to interacting with LP liquidity.

Process for Members and Customers to confirm and update their elections

~~Liquidnet~~ LNI maintains for each Member and Customer a record of each source of liquidity with which the Member or Customer interacts. Through the Liquidnet Transparency Controls web-based system, Members and Customers can view and update the sources of liquidity with which they interact. Any changes input through Liquidnet Transparency Controls are implemented within twenty-four hours. A Member or Customer also can update its Liquidnet Transparency Controls elections by contacting its sales or trading coverage.

Member and Customer interaction with LPs

Members and Customers only interact with IOC orders from LPs when they affirmatively create a ~~Liquidnet~~ LNI algo, Liquidnet-only, LN auto-ex order or automated negotiation order (subject to applicable elections).

~~Liquidnet~~ LNI maintains a current list of external LPs (as defined in Part III, Item 2.b) and provides it to Members and Customers upon request. Members and Customers can elect one or more of the following:

* Blocking interaction with all liquidity (resting and IOC) from a specific, external LP
* Blocking interaction with all LPs for broker blocks
* Blocking interaction with all IOC orders from LPs
* Restricting interaction to a specific group of LPs designated by the Member or Customer.

Upon request by a Member or Customer, ~~Liquidnet~~ LNI may, in its sole discretion, permit the Member or Customer to block interaction with a firm that participates as an LP, but is not identified on the list of external LPs because the firm relies on ~~Liquidnets~~ LNIs technology/algos to access the ~~Liquidnet System~~H2O ATS.

Executions against the same or an affiliated ~~participant~~Participant

The H2O ATS does not permit two orders with the same ~~participant~~Participant identifier to execute against each other. A ~~participant~~Participant can instruct the H2O ATS to block crossing between affiliated ~~participant~~Participant identifiers, as notified by the ~~participant~~Participant.

Item 14b

No

As described in the response to Item 14.a. of this Part III, Members and ~~buy-side customers~~ Customers can make elections through Liquidnet Transparency Controls relating to the sources of liquidity with which they interact, while LPs are not permitted to make these elections.

Item 15b

Yes

1. Broker block notifications

A trader at a Member firm using Liquidnet 5 can view and execute against broker block notifications. The criteria for receiving a broker block notification are set forth in the response to Item 7.a. of this Part III. Broker block notifications are displayed during the time period that the associated LP resting order is in effect.

A broker block notification displays the symbol and side of the LP resting order. A broker block notification does not display quantity, but the System displays to the Member whether or not the broker block opportunity meets the tolerance of the Members indication. If a Member elects only to receive notification of broker block opportunities that are at or above the Members tolerance, the Member knows that any broker block opportunity meets the Members tolerance.

Members only receive notification of a broker block opportunity if the broker block opportunity meets at least one of the following minimum size requirements: 5,000 shares; 5% of ADV; or $200,000 principal value.

Notwithstanding, the notification of a broker block opportunity as defined above, the H2O ATS enforces a minimum match and execution size floor to ensure that broker block executions meet or exceed the lesser of 2,500 shares or 25% of ADV for the stock. For example, a potential match with 5% of ADV of the stock (and less than 25% of the ADV) will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares is below 2,500 shares, then the execution will not occur. In another example, a potential match with $200,000 principal value will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares were below 2,500 and the match did not meet or exceed 25% ADV, then the execution will not occur.

A broker block notification does not display price, but the Member knows that, based on the price constraints of the LP resting order and the Members indication, a broker block accept by the Member would be executable against the LP resting order.

2. Targeted invitations

(i) Introduction

A trader at a Member firm using Liquidnet 5 can view targeted invitations and certain information regarding the recipients of targeted invitations. A trader at a Customer can view targeted invitations through the Customers OMS or EMS, subject to LNI and the EMS provider having implemented this functionality for the specific EMS. A qualified Member can request that LNI send targeted

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invitations to the Members EMS in addition to sending targeted invitations to the Member through Liquidnet 5.

A targeted invitation order displays the symbol and side of the associated LNI resting order and the targeted invitation display amount, which is the greater of (i) the minimum execution size designated by the sender (see below), and (ii) the minimum order size for targeted invitations, which is the lesser of 25,000 shares and 15% of ADV. The size of a targeted invitation order can be greater than the targeted invitation display amount. A targeted invitation is only sent if the LNI resting order is executable based on the current market price and the senders price constraint.

(ii) Manual targeted invitations and targeted invitations from orders

There are two types of targeted invitations:

* Manual targeted invitations
* Targeted invitations from orders.

Targeted invitations from orders are a parameter or configuration associated with algo, Liquidnet-only, LN auto-ex and LP resting orders.

(iii) Qualifying Members

Only qualifying Members and Customers can receive targeted invitations. Qualifying Members and Customers are determined on a quarterly basis based on a Members or Customers activity during the two prior calendar quarters.

To qualify for any quarter, a Member must meet either of the following conditions:

* Average daily liquidity of USD $100M or more provided to ~~Liquidnet~~ LNI during either of the two prior quarters
* Positive action rate (PAR) of 40% or higher during either of the two prior quarters.

To qualify for any quarter, a Customer must have created at least nine firm orders during either of the two prior quarters. If a Member is also a Customer, the qualifying Member criteria are applied instead of the qualifying Customer criteria.

(iv) Description of manual targeted invitation functionality

Sending a manual targeted invitation notification

Through the ~~Liquidnet~~ LNI desktop trading application, a trader at a Member firm can send a manual targeted invitation notification to qualifying Members and Customers. A targeted invitation notification relates to a specific stock. A trader at a Member or Customer firm can only receive targeted invitations if the Member or Customer has opted-in to this functionality through Liquidnet Transparency Controls and is a qualifying Member or Customer, as set forth in Item 2.b. of this Part III.

A manual targeted invitation has a notification component, as described in this section, and, if there is at least one qualifying recipient for the targeted invitation (as described below), results in a firm order in the H2O ATS (a targeted invitation order) and an indication available for matching in the Negotiation ATS. A targeted invitation order can execute against contra-side orders in the ~~Liquidnet~~ H2O ATSs in the same manner as any other LNI order, subject to the following exceptions:

* The notification and other provisions described in this section apply
* Manual targeted invitation orders can execute against orders from LPs in the H2O ATS, subject to the Member having opted-in to interacting with LPs, but if a Member has opted-in to interacting with LPs, a trader at the Member firm can instruct ~~Liquidnet~~ LNI that the trader does not want to interact with LPs for manual targeted invitation orders.

A manual targeted invitation notification is displayed during the period that the targeted invitation is in effect.

Setting criteria for who can receive a targeted invitation notification

This sub-section applies to the notification component of a targeted invitation. When creating a manual targeted invitation, a trader must designate a look-back period, ranging from the current trading day to the current trading day and the 90 preceding trading days. Upon request by a Member or Customer, ~~Liquidnet~~ LNI can limit the Members/Customers look-back period for receiving targeted invitations based on having a prior opposite-side indication, order or execution in ~~Liquidnet~~ LNI or having a prior placed-away indication, as applicable. With this limitation, a Member would not receive a targeted invitation based on having an indication, order or execution in ~~Liquidnet~~ LNI or having a placed-away indication prior to the Members restricted look-back period. Similarly, a Customer would not receive a targeted invitation based on having a prior opposite-side order in ~~Liquidnet~~ LNI prior to the Customers restricted look-back period.

By default, a targeted invitation notification is sent to traders at qualifying Members and Customers where the recipient trader meets any of the following criteria:

* Opposite-side indication in ~~Liquidnet~~LNI. LNI received an opposite-side indication from the recipient at any time during the look-back period, where the available quantity was at least the minimum negotiated execution size (lowest of 5,000 shares, 5% of ADV and US$200,000).

* Opposite-side indication placed away. The recipient has or had an opposite-side indication in its OMS at any time during the look-back period where the quantity placed at other brokers is or was at least the minimum negotiated execution size.

* Opposite-side order in ~~Liquidnet~~LNI. LNI received an opposite-side order from the recipient at any time during the look-back period, where the order size was at least the minimum negotiated execution size (lowest of 5,000 shares, 5% of ADV and US$200,000).

* Opposite-side execution in ~~Liquidnet~~LNI. The recipient executed in ~~a the~~~~Liquidnet~~ H2O ATS with anyone at any time during the look-back period, where the recipient executed on the opposite-side to the senders order (for example, the recipient executed a buy order and the senders targeted invitation is for a sell order) and the recipients execution quantity was at least the minimum negotiated execution size.

* Executed against sender. The recipient executed in ~~a Liquidnet~~the H2O ATS against the sender at any time during the look-back period, where the execution quantity was at least the minimum negotiated execution size.

* Invited the sender. The recipient sent the sender a negotiation invitation or targeted invitation notification at any time during the current trading day.

Upon request by a Member or Customer, ~~Liquidnet~~ LNI can also limit targeted invitations received by the Member or Customer by applying a minimum size threshold to the Members/Customers prior opposite side indications, orders or prior placed-away indications, as applicable. With this limitation, a Member would not receive a targeted invitation based on having a prior indication or order in ~~Liquidnet~~ LNI or having a prior placed-away indication unless that indication/order meets the minimum size threshold specified by the Member. Similarly, a Customer would not receive a targeted invitation based on having a prior opposite side order in ~~Liquidnet~~ LNI unless that order meets the minimum size threshold specified by the Customer.

All targeting criteria are applied for the specific stock. The foregoing is subject to the exceptions described below.

Traders with same-side indications or orders

A trader is not eligible to receive a targeted invitation notification in a symbol if the trader had a same-side indication in the symbol during the applicable look-back period (the shorter of the 20 prior trading days and the senders look-back period) on a more recent trading day than, or the same trading day as, the traders most recent opposite-side indication in that symbol. A trader is not eligible to receive a targeted invitation notification in a symbol if the trader had a same-side order in the symbol during the applicable look-back period (the shorter of the 20 prior trading days and the senders look-back period) on a more recent trading day than, or the same trading day as, the traders most recent opposite-side order in that symbol.

Restricting the criteria for who can receive a targeted invitation notification

Through the desktop application, a trader can restrict the recipients of a manual targeted invitation notification to recipients that meet either or both of the following criteria, as described above:

* Executed against sender
* Invited the sender.

Targeted invitations not available where a match or broker block opportunity exists

A trader can only create a manual targeted invitation based on an unmatched indication. A trader cannot create a manual targeted invitation or receive a targeted invitation notification on a stock where the trader has a matched indication in the Negotiation ATS or has received notification of a broker block opportunity in the H2O ATS.

Hours of availability

A trader can only create a targeted invitation during regular trading hours.

Order details for a targeted invitation

For any targeted invitation, a sending trader must specify the following:

* Quantity. The quantity of a manual targeted invitation defaults to the traders working quantity on the indication. Quantity cannot be greater than the working quantity on the indication and cannot be less than the minimum order size for manual targeted invitations (as set forth above).

* Minimum execution size. The minimum execution size for a manual targeted invitation order must meet at least one of the following minimum size requirements: 5,000 shares; 5% of ADV; or $200,000 principal value.

Notwithstanding, the minimum execution size for a manual targeted order as defined above, the H2O ATS enforces a minimum execution size floor to ensure that manual targeted invitation executions meet or exceed the lesser of 2,500 shares or 25% of ADV for the stock. For example, a targeted invitation order with 5% of ADV of the stock (and less than 25% of the ADV) will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares is below 2,500 shares, then the execution will not occur. In another example, a targeted invitation order with $200,000 principal value will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares were below 2,500 and the targeted invitation order did not meet or exceed 25% ADV, then the execution will not occur.

A trader can adjust the minimum execution size for a manual targeted invitation to an amount that is not greater than the working quantity on the indication and not less than the default minimum execution size set forth above in this paragraph.

* Limit price. At the time that a manual targeted invitation is first sent, the limit price specified by a sender must be at or above the current mid-price, in the case of a buy targeted invitation, or at or below the current mid-price, in the case of a sell targeted invitation.

* Maximum number of recipients. A sender can select a maximum number of recipients for a manual targeted invitation notification. Where the number of qualifying recipients exceeds the maximum number of recipients specified by the sender, ~~Liquidnet~~ LNI prioritizes the recipients based on pre-set criteria, as described below.

* Time-in-force. A sender must specify a time-in-force for a manual targeted invitation, which cannot be less than one minute. A targeted invitation expires upon the earlier of (i) expiration of the specified time-in-force, and (ii) the end of the current trading day. A trader may cancel a manual targeted invitation prior to the expiration of the specified time-in-force period. Expiration (or cancellation) of a manual targeted invitation results in the expiration (or cancellation) of the applicable targeted invitation notification and order. LNI may terminate a Members participation in manual targeted invitation functionality based on repeated cancelations. A trader can elect to have a manual targeted invitation order automatically canceled when all recipients have dismissed the targeted invitation notification.

Prioritization of recipients

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Where the number of qualifying recipients exceeds the maximum number of recipients specified by the sender, the System prioritizes the recipients based on a set of prioritization rules that LNI may update from time-to-time. LNI maintains and provides to Members and Customers upon request the details regarding these prioritization rules. These prioritization rules take into account the reason why the recipient received the notification (for example, based on having an opposite-side indication transmitted to LNI), whether the recipient has a current indication or order transmitted to LNI, the most recent time period during which the recipient had an indication or order, and similar factors.

Notification to sender

A sender is notified if there are no qualifying recipients for a manual targeted invitation.

Receiving a targeted invitation notification

A targeted invitation notification is notified to a qualifying Member through Liquidnet 5 or to a qualifying Customer through its EMS; a qualifying Member can request that LNI also send targeted invitations to the Members EMS. The notification includes the targeted invitation display amount. A recipient is further made aware through Liquidnet 5 or its EMS, as applicable, when a targeted invitation expires.

If the limit price of a manual targeted invitation is not executable at a specific time based on the current market and the senders price constraint and is still not executable on that basis after a configured period of time, the System provides the sender a notification to either adjust his or her limit price for the targeted invitation or cancel the targeted invitation.

Responses by recipient

A trader at a Member firm has the following two options upon receipt of a targeted invitation notification through Liquidnet 5:

* Notify the sender that the recipient is interested and request more time to respond to the targeted invitation
* Dismiss the notification.

A trader at a Customer firm does not have these options.

If a trader at a Member firm dismisses a notification in a symbol, the trader cannot receive another targeted invitation notification for that symbol for the rest of that trading day, but the trader can send a targeted invitation in that symbol.

A recipient at a Member or Customer firm can take any other action permitted by the Liquidnet Trading Rules for that ~~participant~~Participant category, including the creation of an opposite-side indication or order, as applicable.

Additional information received by the sender

A sender of a manual targeted invitation is notified when a recipient indicates interest and requests more time. If a trader elects to have his or her manual targeted invitation order automatically cancelled when all recipients have dismissed the targeted invitation notification, the trader can determine that all of the targeted invitation notifications sent by the sender have been dismissed by any recipients.

(v) Editing a manual targeted invitation

Through the desktop application, a trader can edit any of the following fields of a manual targeted invitation:

* Quantity
* Minimum execution size
* Limit price.

~~(vi) Liquidity Watch and surveillance for targeted invitations~~

~~Liquidnet can disable targeted invitations functionality for a Member or Customer in accordance with Liquidnets Liquidity Watch and surveillance processes, as set forth in this Form ATS-N.~~

(vi~~i~~) Targeted invitations from orders

Types of orders

~~Liquidnet~~ LNI makes available targeted invitation functionality for the following orders:

* Liquidnet-only and LN auto-ex orders
* Certain categories of algo orders as notified by ~~Liquidnet~~ LNI to its ~~participant~~Participants
* LP resting orders.

This functionality applies to these types of ~~Liquidnet~~ LNI orders, whether firm or conditional. ~~Liquidnet~~ LNI refers to this functionality as targeted invitations from orders.

Applicability of description relating to manual targeted invitations

The provisions in the sub-sections above relating to manual targeted invitations are also applicable to targeted invitations from orders, except as otherwise set forth in this sub-section.

Targeted invitations from parent orders (excluding high-touch orders)

For parent orders (excluding high-touch), the System can send targeted invitation notifications to Members and Customers that are qualifying recipients. The System applies the same default look-back period of 20 days for manual targeted invitations and targeted invitations from orders. The default maximum number of recipients for targeted invitations from orders is 10.

By default, the System can send targeted invitation notifications for any Member or Customer algo order (excluding orders from automated routing customers) or LN auto-ex order, provided the order meets the minimum order size and any other applicable requirements (as notified by ~~Liquidnet~~ LNI

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to its ~~participant~~Participants). Prior consent is not required. A Customer may opt out of this default behavior by contacting its sales or trading coverage. The System will only send targeted invitation notifications for other parent order types, including LP resting orders and orders from automated routing customers, with ~~participant~~Participant consent.

For any parent order, ~~Liquidnet~~ LNI can send up to one targeted invitation per day to any eligible recipient. If one or more prior recipients have dismissed a targeted invitation, ~~Liquidnet~~ LNI can send a subsequent targeted invitation to additional recipients as long as the total of those recipients and prior recipients who have not dismissed the targeted invitation does not exceed the senders maximum number of recipients. In other words, the number of targeted invitations outstanding at any time cannot exceed the senders maximum number of recipients.

~~Participant~~Participants can modify the default configurations for targeted invitations from orders in the same manner that Members can modify the default configurations for manual targeted invitations.

The minimum execution size for targeted invitations from orders is the minimum execution size for the parent order.

Any configuration above for a ~~participant~~Participant applies to all targeted invitations from orders sent by the ~~participant~~Participant.

Targeted invitations from high-touch orders from Customers

By default, a ~~Liquidnet~~ LNI trader can elect to authorize the System to send targeted invitation notifications for any high-touch order from a Customer. A Customer may opt out of this default behavior by contacting its sales or trading coverage. ~~Liquidnet~~ LNI applies the same default configurations, and permits adjustment of configurations, as described in the section above on targeted invitations from parent orders.

Cancellation of targeted invitations from orders

The System will cancel any targeted invitation notifications for an order upon the occurrence of any of the following:

* Remaining order size. The senders remaining order size is below the minimum order size for targeted invitations. For manual targeted invitations, the System will also cancel the targeted invitation order. For targeted invitations from orders, cancellation of the targeted invitation notification does not affect the parent order.

* Cancellation of associated order. The ~~participant~~Participant cancels the associated order, and, in the case of an order other than a high-touch order, a period of three seconds has elapsed.

* Expiration of associated order. The associated order expires.

Notifications to senders of targeted invitations from orders

A sender of a targeted invitation from a parent order created through Liquidnet 5 is notified of the

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following through Liquidnet 5:

* Whether or not there are any qualifying recipients
* When a recipient requests more time
* When all recipients have dismissed the targeted invitation notification (this notification will no longer be available starting with Liquidnet version 5.21).

A sender of a targeted invitation from orders where the parent order is not created through Liquidnet 5 is not notified of the items above, but ~~Liquidnet~~ LNI can provide a report to a buy-side sender on T+1 as to whether or not there were any qualifying recipients for any such targeted invitations.

Targeting criteria

All targeting criteria described above with respect to manual targeted invitations apply to targeted invitations from orders.

Receiving targeted invitations from LP resting orders and broker algo orders

A Member or Customer only receives notification of targeted invitations from LP resting orders and broker algo orders if the Member or Customer is opted-in to interacting with LP orders and also opted-in to receiving targeted invitations.

Item 18b

Yes

During regular trading hours, the execution price for trades in the H2O ATS is determined as follows:

* If both sides are able to trade at the mid-price, the trade is executed at the mid-price.
* If one side is not able to trade at the mid-price, the trade is executed at the price that is within each sides price constraint that is closest to the mid-price.

Members and Customers can enable parent orders, and LPs can enable resting orders, to trade against other similarly enabled orders in the H2O ATS after the close of the regular trading session of the primary market at the official closing price. This functionality is available for both firm and conditional orders. ~~Liquidnet~~ LNI refers to this functionality as trading at last. ~~Participant~~Participants may submit orders to trade at last during regular market hours or after the close. An order will only execute after the close if the official closing price is within any specified price constraint.

Trading at the official closing price begins once the closing price has been determined and ends fifteen minutes after the close of the regular trading session. Unless enabled for trading at the official closing price, all open orders in the H2O ATS are cancelled at the close of the regular trading session.

Item 19b

LNI charges a transaction-based fee for trading by ~~participant~~Participants. LNIs range of fees for trading activity that involves use of the NMS Stock ATS services is 0 to 6 cents per share. The upper end of the range represents a bundled fee for use of the NMS Stock ATS services and non-ATS services or products offered, including add-on amounts paid by a ~~participant~~Participant and credited to the ~~participant~~Participants commission sharing account as agreed with the ~~participant~~Participant. The lower end of the range represents the scenario where, for an algo order, there is no differential between the fee charged by LNI for executions in the ~~Liquidnet~~ H2O ATS~~s~~ and the fee charged by LNI for external executions. ~~Participant~~Participants also can elect to pay fees as a percentage of the principal amount traded instead of based on cents per share. The following are variables that can impact the fee charged by LNI: stock price; execution size; volume of business; order types; means of access to the H2O ATS (for example, through the ~~Liquidnet~~ LNI desktop trading application or through routing); category of ~~participant~~Participant; and products used by the ~~participant~~Participant. The bundled services and products include the following, as described in more detail in this Form ATS- N: ATS-specific services; functionality provided through the ~~Liquidnet~~ LNI desktop trading application; sales and trading services and support; technical and product support; account set-up; trade processing and settlement support; order handling and routing; algorithmic trading services; quantitative analysis services, including pre- and post-trade transaction cost analysis; integration with ~~participant~~Participant systems, including ~~participant~~Participant OMS and EMS; trading and market surveillance; capital markets; commission aggregation and management services; and sponsored broker services.

Item 21a

LNI reports all executions on the H2O ATS to the NASDAQ TRF (the trade reporting facility operated by NASDAQ) in Carteret, NJ in accordance with regulatory requirements. This applies for all trades, whether executed by broker-dealers or buy-side ~~participant~~Participants. LNI also has a connection to the NASDAQ TRF in Chicago, IL as a back-up trade reporting facility.

Item 22a

Clearing arrangement LNI has entered into a fully disclosed clearing arrangement with GS pursuant to which GS acts as LNIs clearing broker. Upon execution of a trade on the H2O ATS, LNI, as the executing broker, is obligated to arrange for clearance and settlement of the trade with each party to the trade. LNI has contracted with GS, as LNIs clearing broker, to effect clearance and settlement of trades executed on the H2O ATS. Allocations During the trading day or after the close of trading on trade date, LNIs buy-side ~~participant~~Participants are required to electronically send to LNI trade allocations for all trades executed through LNI (including through the ~~Liquidnet~~ H2O ATS~~s~~) that day. This data may be electronically transmitted to LNI via DTCCs Central Trade Manager (CTM) software or another mutually agreed upon method of transmission. After receipt of the allocations, LNI transmits trade information to its clearing broker. Clearance and settlement process Settlement of trades with buy-side ~~participant~~Participants is between GS and the custodian or prime broker for the account or accounts designated by the buy-side ~~participant~~Participant. Trades with broker-dealer ~~participant~~Participants are cleared and settled by GS with the broker-dealer ~~participant~~Participant (or with a clearing broker of the broker-dealer ~~participant~~Participant) through

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the NSCC and DTCC clearance and settlement platforms. All buy-side accounts to which executions are allocated are Delivery Versus Payment (DVP) and Receive Versus Payment (RVP) accounts. All trades settle according to an accounts standing instructions. Buy-side ~~participant~~Participants are required to maintain all settlement instructions as current and update any instructions in the DTCC Alert platform or notify LNIs brokerage operations group as soon as possible. Step-outs Buy-side ~~participant~~Participants can step-out or give-up to third-party brokers trades executed through LNI, subject to consent among LNI, the buy-side ~~participant~~Participant and the third-party broker. Trade confirmations LNIs clearing broker sends trade confirmations in accordance with applicable legal requirements.

Item 22b

No

The processes for clearance and settlement of transactions are different for buy-side and sell-side ~~participant~~Participants, as described in the response for Item 22.a. of this Part III. This is consistent with standard industry practice.

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